

September 27, 2012

Via E-mail
Patrick Flynn
Chief Financial Officer
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
PO Box 810, 1000 AV Amsterdam
The Netherlands

> **Re:  ING Groep N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 21, 2012**
> **File No. 001-14642**

Dear Mr. Flynn:

We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.  In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.  Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Operating and Financial Review and Prospects
Consolidated Results of Operations
Group Overview, page 66

1.  In the table on page 66 you present consolidated totals.  It therefore appears that your consolidated total underlying net result and any of its components that do not agree directly with the amounts on your consolidated profit and loss account are non-GAAP/non-IFRS measures.  Although underlying net result appears to be your measure of profit or loss for each reportable segment under paragraph 23 of IFRS 8, the presentation of a total segment profit or loss measure in any context other the reconciliation under paragraph 28 of IFRS 8 is a non-IFRS measure consistent with the

guidance in Question 104.04 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.  Please provide us proposed revised disclosure to be included in future Forms 20-F that identifies consolidated underlying net result and any of its components that are not presented on your financial statements as non-IFRS measures and provide all the reconciliations and other disclosures required by Item 10(e)(1)(i) of Regulation S-K.  In this regard, it appears that your disclosure in the second paragraph on page 65 indicates how you use the segment measures, but does not appear to indicate how you use the consolidated measure or any of its consolidated components.

Notes to Consolidated Financial Statements
Note 2.1.2 Notes to the Consolidated Accounts of ING Group

13  Shareholders' Equity (Parent)/Non-Voting Equity Securities
Restrictions with respect to dividend and repayment of capital, page F-58

2.  Please provide us proposed revised disclosure to be included in future Forms 20-F that quantifies for the latest period the amounts of dividends that can be distributed from your subsidiaries and associates.  In this regard, your current disclosure does not provide sufficient insight into the extent of the restrictions you disclose as required by paragraphs 41d of IAS 27 and 37f of IAS 28.

25  Discontinued Operations, page F-84

3.  You treat the Latin American pensions, life insurance and investment management operations as discontinued operations in 2011.  These operations appear to represent only a portion of your previous Insurance Latin America reportable segment based on disclosures on pages F-84 and F-90 indicating that only a majority of the assets and liabilities were sold; therefore, you appear to continue to operate some portion of this segment.  In comparison, you do not treat the 2012 sale of ING Direct USA, an apparent significant portion of your ING Direct reporting segment, as discontinued operations.  Please provide us your analysis supporting your classification of these disposals and reference for us the authoritative literature you relied upon to support accounting.  In your response also please:
   • Demonstrate to us whether each disposal is a component under paragraph 31 of IFRS 5; and
   • Quantify for us the portion of each reporting segment, in terms of assets and liabilities, that were disposed compared to the segment totals immediately prior to disposal.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant